TSX-V: EPZ
www.epzresources.com

NEWS RELEASE

ESPERANZA RESOURCES CORP. ANNOUNCES
CLOSING OF $34 MILLION SPECIAL WARRANT OFFERING

Vancouver, B.C., May 24, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce that it has closed the previously announced private placement of 24,000,000 special warrants (“Special Warrants”) at a price of C$1.25 per Special Warrant (the “Issue Price”) for aggregate gross proceeds of C$30 million (the “Offering”). The Offering was conducted through a syndicate of agents co-led by Cormark Securities Inc. and National Bank Financial Inc. and including Canaccord Genuity Corp. and Stonecap Securities Inc. (collectively, the “Agents”).  The Agents also partially exercised the Agents’ option and sold an additional 3,214,000 Special Warrants at the Issue Price for additional gross proceeds of approximately C$4 million.  As consideration for their services in connection with the Offering, the Company has paid to the Agents a cash commission equal to 6% of the proceeds of the Offering.

The net proceeds of the Offering will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes.

Each Special Warrant, subject to the Penalty Provision (as defined below) and subject to adjustments in certain circumstances, will be exercisable into one unit of the Company (the “Units”), with each Unit comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant a “Warrant”) by the holders thereof at any time following the closing of the Offering for no additional consideration. Each Warrant will entitle the holder thereof to purchase one Common Share of the Company (a “Warrant Share”) for a period of 5 years following the closing of the Offering at an exercise price of C$1.80 per Warrant Share.

All unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) September 25, 2012, and (b) the third business day after a receipt (the “Final Receipt”) is issued for a final prospectus (the “Prospectus”) by the securities regulatory authorities in each of the provinces of Canada, except Quebec, qualifying the securities to be issued upon the exercise of the Special Warrants.

The Company shall use its best efforts to obtain the Final Receipt before August 7, 2012. If the Company does not obtain the Final Receipt before August 7, 2012, the holders of the Special Warrants will be entitled to receive 1.05 Common Shares (in lieu of 1 Common Share) and 0.525 of a Warrant (in lieu of 0.5 of a Warrant) upon the exercise or deemed exercise of the Special Warrants (the “Penalty Provision”).

Until the Final Receipt is obtained for the Prospectus, the Special Warrants (and all underlying securities issuable thereunder) are subject to a four-month plus one day statutory resale restriction period ending on September 25, 2012.

This news release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the commencement of commercial production at Cerro Jumil, the corporate development of Esperanza Resources Corp., the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially. Please refer to a discussion of some of these risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.